

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

<u>Via E-mail</u>
Sandu Mazilu
President
Macco International Corp.
681 Zemes St, Com. Zemes
Jud. Bacau, 607690
Romania

> **Re: Macco International Corp.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2013**
> **File No. 333-188563**

Dear Mr. Mazilu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 5</u>

1. Please revise to clarify what words the acronym "CNC" abbreviate. Please also tell us why the phone number for your Romanian office appears to have a United States area code.

2. Please revise to consistently and accurately describe the nature and extent of your operations. For example, your disclosure here and on page19 indicates that you have not commenced any operations and have not yet created a customer database; however, you disclose on page 40 that you are "in the business" of selling machineries and CNCs "through a customer and broker database." We also note your disclosures on pages 8 and 9 indicating you "operate" your business. Please also revise to refer to the appropriate industries in which you will operate. We note the reference on page 10 to providing "nutritional supplements" and the reference on page 23 to the "music industry."

3.   Please revise your registration statement where appropriate to clarify that you are a "shell company" as defined in Rule 405, including revising your filing to identify the selling security holders as underwriters and the impact on your disclosure regarding Rule 144. In this regard, we note your disclosure regarding your lack of operations and your minimal assets consisting solely of cash or cash equivalents. Alternatively, provide us with your detailed analysis as to how you determined that you are not a shell company, citing all facts and authority upon which you rely.

4.   We note that you include your internet address in this section. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document, and revise your disclosure accordingly.

Risk Factors, page 6

5.   We note the reference to being a reporting company under the Exchange Act. Please revise to clarify whether you intend to register a class of your securities under Section 12 of the Exchange Act. If you do not intend to register a class, please disclose the risks related to the automatic suspension of reporting pursuant to Exchange Act Section 15 and the risks related to the inapplicability of Exchange Act Section 16 and the proxy rules.

Selling Shareholders, page 16

6.   With a view towards providing additional disclosure pursuant to Regulation S-K Item 507, please tell us the extent to which any of the selling security holders have had material relationships with any of your affiliates during the past three years. In this regard, we note the first selling security holder identified in the table on page 16 shares a name with your sole officer and director.

Common Stock, page 18

7.   Please reconcile the quorum requirement disclosed here with the quorum requirement in Section 4 of Exhibit 3.2. Please also reconcile the last paragraph under the heading "Indemnification of Officers and Directors" with Article VII of Exhibit 3.2. Alternatively, tell us which parts of that exhibit "provide that no advance shall be made" by you after "a determination is reasonably and promptly made" by members of your board of directors.

Description of Business, page 19

8.   Please revise to clarify the current status of your sales department referenced in the fourth full paragraph on page 20.

Agreements, page 21

9.   In addition to disclosing the terms of your agreements, please also describe what, if any, work has been performed pursuant to those agreements.

Government Regulation, page 23

10.   Given your disclosure on page 23 that you will be doing business with many countries, please tell us the extent to which you will be subject to any import-export regulations. Also tell us the extent to which the type of machines you intend to sell and manufacture are subject to environmental and safety regulation. Revise your disclosure as appropriate.

Competition, page 24

11.   Please provide us with your basis for the determination in the first sentence of this section.

Management's Discussion and Analysis, page 26

12.   Please revise to discuss the nature of the "informal" agreement by your affiliate to advance you funds, as mentioned on page 8. Include in your revisions and response an explanation regarding how such an agreement does not create a "legal obligation" to advance funds to you.

Directors, Executive Officers, page 29

13.   Please revise to provide the information required by Regulation S-K Item 401(e), including a description of Mr. Mazilu's business experience during the past five years and the names and principal business of any organization in which his occupations and employment were conducted.

Conflict of Interest, page 30

14.   Please reconcile your disclosure here with the disclosure on page 29 indicating that Mr. Mazilu started working as a "machinery independent dealer" in 2011.

Financial Statements, page 34

15.   Please revise to include updated financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X, as applicable.

Notes to the Financial Statements, page 40

Note 1 Organization and Nature of Business, page 40

16.   Please provide greater clarity between your disclosures under the Organization and
        Nature of Business on page 40 which state that you do not have to create and maintain
        inventory and your intent to create an inventory of spare parts for warranty purposes as
        disclosed in your business plan on page 28.

Exhibit 5.1

17.   Given that the opinion is limited to the "Shares," as defined in the first paragraph, please
        file a revised opinion that clarifies what is meant by the reference in the third paragraph
        to "outstanding shares."

18.   Please refer to the penultimate paragraph. Counsel should not imply that it is not
        qualified to opine on the laws of the jurisdiction of incorporation. See Section II.B.3.b of
        Staff Legal Bulletin No. 19. It should also not include any inappropriate assumptions or
        limitations; we note specifically the statements in the second-to-last sentence regarding
        existing laws and facts. Please file a revised opinion.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

19.   Please amend to include a currently dated consent from your independent registered
        public accounting firm as required by Item 601(b)(23)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC